July 22, 2024

Katie A. Lorenson
President and Chief Executive Officer
Alerus Financial Corporation
401 Demers Avenue
Grand Forks, North Dakota 58201

       Re: Alerus Financial Corporation
           Registration Statement on Form S-4
           Filed July 15, 2024
           File No. 333-280815
Dear Katie A. Lorenson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance